EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Closing of Equity Financing Transaction with DBSI Investments Ltd.

Netanya, Israel, May 18, 2016 – RADA Electronic Industries Ltd. (NASDAQ: RADA), a defense electronics contractor, today announced the closing of its previously reported equity financing transaction with DBSI Investments Ltd. DBSI purchased 17,021,276 ordinary shares of the Company in consideration of approximately $4 million. In addition, DBSI received two- year warrants to purchase 8,510,638 additional ordinary shares at an exercise price per share of $0.235 (having an aggregate exercise price of $2 million and four-year warrants  to purchase an additional 7,272,727 ordinary shares at an exercise price per share of $0.275 (having an aggregate exercise price of $2 million). DBSI also granted the Company an option that is exercisable in the Company’s sole discretion to obtain a $3.175 million convertible loan, which will be used, if obtained, for the repayment of outstanding debt that is due on August 31, 2016.

Commenting on the closing, Zvika Alon, RADA's Chief Executive Officer said, “The closing of the transaction with DBSI, our new controlling shareholder, gives our Company sufficient working capital to support our current growth plans, R&D and marketing activities, which were constrained because of our financial situation during the last few years. We look forward to working together with DBSI and implementing our growth plans.”  Yossi Ben Shalom, Managing Partner of DBSI, said, “We have great confidence in RADA’s management and employees and in the Company’s products and customers. We are very pleased to make this investment and look forward to working together with the Company to widen and strengthen the Company’s presence in its current markets as well as in developing new products and customers.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Tactical Radars for Force and Border Protection Solutions.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com